PACIFIC SELECT DISTRIBUTORS, LLC
(SEC I.D. No. 8-15264)

Exemption Report for the Year Ended
December 31, 2024 and
Review Report of Independent
Registered Public Accounting Firm

OATH OR AFFIRMATION

I, _____Trevor Smith_____, swear (or affirm) that, to the best of my knowledge

and belief the accompanying exemption report pertaining to the firm of _Pacific Select Distributors, LLC,_

as of _____December 31, 2024_____, are true and correct. I further swear (or affirm) that neither the

company nor any partner, officer, director, or equivalent person, has any proprietary interest in any account

classified solely as that of a customer.

_____
Signature

_____Assistant Vice President, PFO, POO____
Title

CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on

this 25 day of February, 2025, by
Date *Month* *Year*

(1) Trevor T. Smith

(and (2) ————),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MEGAN M. LINDLEY
Notary Public - California
Orange County
Commission # 2422616
My Comm. Expires Nov 18, 2026

Signature Megan Lindley
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Exemption Report - Oath or Affirmation

Document Date: December 31, 2024 Number of Pages: 5

Signer(s) Other Than Named Above: None

Deloitte.

Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA, 92626
USA

Tel: 714-436-7100
Fax: 714-436-7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Pacific Select Distributors, LLC
700 Newport Center Drive
Newport Beach, California 92660

We have reviewed management's statements, including the accompanying Exemption Report, in which (1) Pacific Select Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2024, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2025

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2024

We, as members of management of Pacific Select Distributors, LLC (PSD) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of PSD's compliance with the requirements of 17 C.F.R. §240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of PSD.

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1).

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024 without exception.

The Company is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(1) of such Rule), as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

Trevor Smith, Assistant Vice President, PFO, POO